QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(G)

N E W S    R E L E A S E

FOR IMMEDIATE RELEASE
CONTACT: Christine C. Schmitt Chief Financial Officer (248) 377-8523

MEEMIC HOLDINGS COMMENCES CASH TENDER OFFER
FOR ANY AND ALL OF ITS SHARES AT $29.00 PER SHARE

        Auburn Hills, Mich., December 23, 2002 /PRNewswire/—MEEMIC Holdings, Inc. (Nasdaq: MEMH) (the Company) today announced and is mailing to its shareholders its cash tender offer to purchase any and all of its outstanding shares of common stock at $29.00 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated December 23, 2002, and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the Offer). The Offer is subject to certain conditions as set forth in the Offer to Purchase. The Offer is being made in accordance with the Agreement and Plan of Merger between the Company, ProNational Insurance Company and a subsidiary of ProNational that was approved by shareholders of the Company on December 10, 2002.

        The Offer and withdrawal rights are scheduled to expire at 5:00 p.m., Eastern Standard time, on Thursday, January 23, 2003, unless the Offer is extended. Approximately 1,062,298 shares of the Company's Common Stock are held by the independent shareholders and the directors and officers of the Company. ProNational Insurance Company owns the remaining 5,610,045 shares of Common Stock of the Company, which it has agreed in the related merger agreement will not be tendered in the Offer.

        Any shares held by the independent shareholders which are not purchased in the Offer are intended to be cashed out at the same $29.00 per share price in a subsequent merger transaction between the Company and a wholly owned subsidiary of ProNational Insurance Company, subject to conditions set forth in the Offer to Purchase. As a result of the closing of these transactions, the Company would become a wholly owned subsidiary of ProNational Insurance Company.

        Mellon Investor Services LLC is the Information Agent for the Offer and can be reached TOLL FREE at (866) 293-6620.

        Neither the Company, its Board of Directors nor the Information Agent makes any recommendation as to whether any shareholder should participate in the Offer.

        Shareholders are strongly advised to read the Offer to Purchase and Letter of Transmittal regarding the Offer referred to in this press release, because they will contain important information about the Company and the Offer. The Offer to Purchase and Letter of Transmittal will be filed by the Company with the Securities and Exchange Commission (SEC). Shareholders may obtain a free copy of the Offer to Purchase and Letter of Transmittal and other documents filed by the Company at the SEC's web site at http://www.sec.gov. The Offer to Purchase and related materials may also be obtained free by contacting the Information Agent at (866) 293-6620.

        This release contains forward-looking statements relating to the Offer and Merger, the Company's plans and similar matters. These statements are subject to a variety of risks and uncertainties, including without limitation the fulfillment of the conditions to the Offer and Merger described above. There can be no assurance that the Offer or Merger will be completed.

        MEEMIC Holdings provides personal auto, homeowners, boat and umbrella coverages primarily to teachers and other educational employees through its wholly-owned subsidiary MEEMIC Insurance Company. The insurance company is rated A-(Excellent) by A.M. Best. This news release and other MEEMIC Holdings releases are available at no charge through MEEMIC Holdings' web site (www.meemic.com).

###

QuickLinks

  Exhibit (a)(1)(G)
MEEMIC HOLDINGS COMMENCES CASH TENDER OFFER FOR ANY AND ALL OF ITS SHARES AT $29.00 PER SHARE